Exhibit 99.5

PRESS RELEASE

TotalEnergies and Daimler Truck AG Partner to Develop
Hydrogen Ecosystem for Transportation in Europe

Paris / Stuttgart, November 10, 2021 – TotalEnergies and Daimler Truck AG have signed today an agreement on their joint commitment to the decarbonization of the road freight in the European Union. The partners will collaborate in the development of ecosystems for heavy-duty trucks running on hydrogen, with the intent to demonstrate the attractiveness and effectiveness of trucking powered by clean hydrogen and the ambition to play a lead role in kickstarting the rollout of hydrogen infrastructure for transportation.

The collaboration includes hydrogen sourcing and logistics, dispensing of hydrogen in service stations, development of hydrogen-based trucks, establishment of a customer base as well as other areas.

In particular, TotalEnergies has the ambition by 2030 to operate directly or indirectly up to 150 hydrogen refueling stations in Germany, the Netherlands, Belgium, Luxemburg and France. As part of the collaboration, Daimler Truck is also to supply hydrogen-powered fuel-cell trucks to its customers in the Netherlands, Belgium, Luxemburg and France by 2025. The truck manufacturer will support its customers to ensure easy operability and highly competitive uptime.

Alexis Vovk, President Marketing & Services at TotalEnergies and member of the Executive Committee: “Hydrogen will have its role in TotalEnergies' journey to decarbonize mobility, especially in European long-haul transportation. Our company is actively exploring all aspects of the value chain of Hydrogen for mobility, from production to supply and distribution, and is building important partnerships to this effect. We want to build a multi-energies company with the ambition to get to Net Zero by 2050, together with society. Therefore, the creation of a European network of H2 truck stations for mobility is one of the key challenges we intend to tackle. We are proud to partner with a motivated player like Daimler Truck to develop CO2-neutral truck mobility through a harmonized approach.”

Karin Rådström, CEO of Mercedes-Benz Trucks and Member of the Board of Management at Daimler Truck said: “We are fully committed to the Paris Climate Agreement and want to actively contribute to the decarbonization of road freight transport in the European Union. Regarding the long-haul freight segment, we are convinced that CO2-neutral transportation will be enabled in the future by hydrogen-powered fuel cell trucks as well as purely battery-powered trucks. For this, we want to establish a pan-European hydrogen ecosystem together with strong partners such as TotalEnergies. I am fully convinced that this collaboration will play a key role in our intensified activities on the road towards hydrogen-powered trucking.”

In order to develop these projects and to establish hydrogen-based transportation as a viable option, both companies want to jointly investigate the means of reducing the Total Cost of Ownership (TCO) of hydrogen truck operations, in line with their common approach to work together with authorities on the regulatory framework in the European Union.

Daimler Truck and TotalEnergies are both members of the H2Accelerate consortium. The two companies remain fully committed to working with the consortium, a key vehicle to support the rollout of hydrogen-powered transport in Europe in the coming decade.

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About TotalEnergies

TotalEnergies is a global multi-energy company that produces and markets energies on a global scale: oil and biofuels, natural gas and green gases, renewables and electricity. Our 105,000 employees are committed to energy that is ever more affordable, cleaner, more reliable and accessible to as many people as possible. Active in more than 130 countries, TotalEnergies puts sustainable development in all its dimensions at the heart of its projects and operations to contribute to the well-being of people.

 @TotalEnergies      TotalEnergies       TotalEnergies       TotalEnergies

About TotalEnergies & Hydrogen

Total is looking into the production of clean hydrogen - blue or green -, produced using carbon neutral processes, from natural gas with carbon capture and storage or based on intermittent renewable electricity. For several years, the Group has been working on the development of concrete use cases, for the decarbonization of industrial processes as well as in mobility and gas. Total is notably involved as an industrial user, within its refineries, and as a player in its development as a fuel, notably in Germany where 24 Total service stations already offer hydrogen as part of the H2 Mobility joint venture. Total is also an active member of several hydrogen-dedicated initiatives and professional associations: the Hydrogen Council, Hydrogen Europe, the European Clean Hydrogen Alliance and France Hydrogène.

About Daimler Truck

Daimler Truck has the ambition to offer only new vehicles that are CO2-neutral in driving operation (“from tank to wheel”) in Europe, North America and Japan by 2039. The company is focussed on both CO2-neutral technologies battery power and hydrogen-based fuel-cells. Currently, the truck manufacturer is testing a new enhanced prototype of its Mercedes-Benz GenH2 Truck on public roads in Germany. The first series-produced GenH2 Truck are expected to be handed over to customers starting in 2027. Daimler Truck has a clear preference for liquid hydrogen. In this state, the energy carrier has a far higher energy density in relation to volume than gaseous hydrogen. As a result, the tanks of a fuel-cell truck using liquid hydrogen are much smaller and, due to the lower pressure, significantly lighter. This gives the trucks more cargo space and a higher payload. At the same time, more hydrogen can be carried, which significantly increases the trucks’ range. This will make the series version of the GenH2 Truck, like conventional diesel trucks, suitable for multi-day, difficult-to-plan long-haul transport and where the daily energy output is high.

TotalEnergies Contacts

Media Relations: +33 1 47 44 46 99 l presse@totalenergies.com l @TotalEnergiesPR

Investor Relations: +44 (0)207 719 7962 l ir@totalenergies.com

Daimler Truck Contacts

Florian Laudan, +49 711 17-4 15 26, florian.laudan@daimler.com

Alexandros Mitropoulos, +49 176 30 996021, alexandros.mitropoulos@daimler.com

Cautionary Note

The terms “TotalEnergies”, “TotalEnergies company” or “Company” in this document are used to designate TotalEnergies SE and the consolidated entities that are directly or indirectly controlled by TotalEnergies SE. Likewise, the words “we”, “us” and “our” may also be used to refer to these entities or to their employees. The entities in which TotalEnergies SE directly or indirectly owns a shareholding are separate legal entities. TotalEnergies SE has no liability for the acts or omissions of these entities. This document may contain forward-looking information and statements that are based on a number of economic data and assumptions made in a given economic, competitive and regulatory environment. They may prove to be inaccurate in the future and are subject to a number of risk factors. Neither TotalEnergies SE nor any of its subsidiaries assumes any obligation to update publicly any forward-looking information or statement, objectives or trends contained in this document whether as a result of new information, future events or otherwise. Information concerning risk factors, that may affect TotalEnergies’ financial results or activities is provided in the most recent Registration Document, the French-language version of which is filed by TotalEnergies SE with the French securities regulator Autorité des Marchés Financiers (AMF), and in the Form 20-F filed with the United States Securities and Exchange Commission (SEC).